UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 9, 2013

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated May 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 9, 2013	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION

REPORTS FIRST QUARTER RESULTS

Highlights

•	First quarter 2013 total cash flow from vessel operations of $193.0 million.

•	First quarter 2013 adjusted net loss attributable to stockholders of Teekay of $11.7 million, or $0.17 per share (excluding specific items which decreased GAAP net loss by $5.5 million, or $0.08 per share).

•	Completed sale of Voyageur Spirit FPSO unit to Teekay Offshore for $540 million on May 2, 2013.

•	Cidade de Itajai FPSO unit achieved first oil and commenced nine-year time-charter with Petrobras in mid-February 2013; Teekay Parent’s 50 percent ownership interest recently offered to Teekay Offshore.

•	Teekay Offshore’s first quarter common unit distribution increase of 2.5 percent moves Teekay Parent’s general partnership incentive distribution rights into the 50 percent tier.

•	Total consolidated liquidity of approximately $1.5 billion as at March 31, 2013, pro forma for Teekay Offshore’s equity offerings completed in April 2013.

Hamilton, Bermuda, May 9, 2013—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $11.7 million, or $0.17 per share, for the quarter ended March 31, 2013, compared to an adjusted net loss attributable to stockholders of Teekay of $20.8 million, or $0.30 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of decreasing GAAP net loss by $5.5 million, or $0.08 per share, for the three months ended March 31, 2013 and increasing GAAP net income by $21.9 million, or $0.32 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to stockholders of Teekay of $6.1 million, or $0.09 per share, for the quarter ended March 31, 2013, compared to net income attributable to stockholders of Teekay of $1.1 million, or $0.02 per share, for the same period of the prior year. Net revenues(2) for the first quarter of 2013 were $424.7 million, compared to $462.5 million for the same period of the prior year.

On April 5, 2013, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended March 31, 2013. The cash dividend was paid on April 30, 2013 to all shareholders of record on April 16, 2013.

(1)	Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“Since the start of 2013, we have continued to make steady progress on the execution of our existing project portfolio, and recently have achieved several important milestones,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “Most notably, following first oil in mid-April and commencement of the five-year firm period charter with E.ON, we completed the sale of the Voyageur Spirit FPSO to Teekay Offshore Partners on May 2nd for $540 million. Second, following the achievement of first oil on its nine-year firm period charter with Petrobras in mid-February, we have offered to sell our 50 percent interest in the Cidade de Itajai FPSO to Teekay Offshore Partners. The Conflicts Committee of Teekay Offshore is currently reviewing this offer and, if approved, we expect to complete this sale before the end of the second quarter. In addition, Teekay Offshore expects to take delivery of the first of four shuttle tanker newbuildings this week, which will operate under a 10-year firm period time-charter contract with the BG Group in Brazil.”

“In light of the Voyageur Spirit FPSO acquisition, Teekay Offshore recently increased its first quarter common unit distribution by 2.5 percent, which increases the distributions Teekay Parent receives from Teekay Offshore common units and moves Teekay Parent’s general partnership incentive distribution rights for Teekay Offshore into the 50 percent high splits,” Mr. Evensen continued. “With Teekay Offshore’s announced expectation of a further increase in its common unit quarterly distributions by a minimum of 2.5 percent before the end of 2013 to reflect the additional cash flows from the expected Cidade de Itajai FPSO acquisition and BG shuttle tanker newbuilding deliveries, Teekay Parent’s cash flows are expected to grow further. In addition, proceeds from the completion of asset sales will further enhance Teekay Parent’s financial strength and provide further progress towards the deleveraging of Teekay Parent’s balance sheet and increasing liquidity.”

Mr. Evensen added, “In addition to our existing growth projects, Teekay LNG Partners and Teekay Offshore Partners are also seeing increased new business development in their gas and offshore businesses, which if realized, will ultimately benefit Teekay Parent as our publicly-traded daughter entities grow their respective cash distributions. In December 2012, Teekay LNG Partners ordered two fuel-efficient LNG newbuilding carriers plus options and is currently bidding on several long-term contracts for these vessels. The offshore business is currently working on several front-end engineering and design, or FEED, studies for new FPSO newbuilding and FSO conversion projects that we believe will lead to future growth for Teekay Offshore Partners. Teekay Tankers also recently placed an order for four fuel-efficient Long-Range 2 product tanker newbuildings, plus options, at attractive prices, which are scheduled to deliver in late-2015 and early-2016 to coincide with an expected improving refined product and crude oil shipping market.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended March 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	201,196	96,716	42,040	122,218	(37,448)	424,722
Vessel operating expense	79,115	25,316	23,054	59,979	—	187,464
Time-charter hire expense	14,777	—	1,986	48,443	(37,754)	27,452
Depreciation and amortization	45,349	24,143	11,864	21,138	—	102,494
CFVO—Consolidated(1)(2)(3)	94,053	65,570	13,199	(19,386)	(2,700)	150,736
CFVO—Equity Investments(4)	—	41,999	—	254	—	42,253
CFVO—Total	94,053	107,569	13,199	(19,132)	(2,700)	192,989

	Three Months Ended March 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues	208,117	98,873	31,097	161,864	(37,482)	462,469
Vessel operating expense	81,112	22,387	11,318	72,937	—	187,754
Time-charter hire expense	13,617	—	1,661	66,183	(37,482)	43,979
Depreciation and amortization	49,611	24,633	10,738	29,632	—	114,614
CFVO—Consolidated(1)(2)(3)	102,083	72,667	16,780	(6,564)	(7,000)	177,966
CFVO—Equity Investments(4)	—	26,186	—	(625)	—	25,561
CFVO—Total	102,083	98,853	16,780	(7,189)	(7,000)	203,527

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(3)	In addition to CFVO from directly owned vessels, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended March 31, 2013 and 2012, Teekay Parent received daughter company dividends and distributions totaling $38.9 million and $39.4 million, respectively. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(4)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 36 shuttle tankers (including four chartered-in vessels and four newbuildings under construction), four floating, production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one committed FSO conversion unit) and six conventional oil tankers, in which its interests range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. Teekay Parent currently owns a 29.9 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).

For the first quarter of 2013, Teekay Offshore increased its common unit quarterly distribution by 2.5 percent, or $0.0128 per unit, to $0.5253 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $15.4 million for the first quarter of 2013, as detailed in Appendix D to this release. With the recent increase to Teekay Offshore’s quarterly distribution, Teekay Parent’s incentive distribution rights relating to its general partnership interest in Teekay Offshore has moved into the 50 percent tier.

Cash flow from vessel operations from Teekay Offshore decreased to $94.1 million in the first quarter of 2013, from $102.1 million in the same period of the prior year. The decrease was primarily due to the lay-up of the Navion Torinita and the Navion Clipper shuttle tankers upon expiration of their time-charter contracts in the second and fourth quarters of 2012, respectively, the sale of the Navion Savonita shuttle tanker in the fourth quarter of 2012, higher maintenance costs for the Petrojarl Varg FPSO unit and higher crewing and manning costs for the Petrojarl Varg and Piranema Spirit FPSO units.

In April 2013, Teekay Offshore issued approximately 2.1 million common units in an equity private placement to an institutional investor for proceeds of approximately $60 million (excluding the general partner’s proportionate capital contribution). Teekay Offshore will use the proceeds from this issuance to partially finance the shipyard installments relating to four newbuilding shuttle tankers (the BG Shuttle Tankers) being constructed by Samsung Heavy Industries, for a total delivered cost of approximately $470 million. Following their respective scheduled deliveries in May through November 2013, the vessels will commence operations under 10-year time-charter contracts (which include certain contract extension and vessel purchase options) in Brazil with a subsidiary of BG Group plc.

In April 2013, Teekay Offshore completed a public offering of 6.0 million 7.25% Series A Cumulative Redeemable Preferred Units for gross proceeds of approximately $150 million. Teekay Offshore intends to use the net proceeds from this offering for general partnership purposes, including funding newbuilding installments, capital conversion projects and vessel acquisitions. Pending the application of these funds, Teekay Offshore has repaid a portion of its outstanding debt under two of its revolving credit facilities.

In April 2013, Teekay Offshore received an offer from Teekay Parent to acquire its 50 percent interest in the Cidade de Itajai (Itajai) FPSO unit at Teekay Parent’s fully-built-up cost. The offer is currently being reviewed by Teekay Offshore’s Conflicts Committee.

On May 2, 2013, Teekay Offshore completed the acquisition of the Voyageur Spirit FPSO unit from Teekay Parent for a purchase price of $540 million. The Voyageur Spirit FPSO operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK E&P Limited. The acquisition was financed with a new $330 million debt facility secured by the unit, a portion of the proceeds from the public offering completed in September 2012 and a $40 million equity private placement of new Teekay Offshore common units to Teekay Parent which was completed concurrently with the acquisition.

In May 2013, Teekay Offshore entered into an agreement with Salamander Energy plc (Salamander) to provide an FSO unit for a ten-year charter contract, plus extension options, in offshore Thailand. Teekay Offshore intends to convert its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit for an estimated fully-built-up cost of approximately $50 million. The unit is expected to commence its contract with Salamander in the third quarter of 2014.

Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services generally under long-term, fixed-rate charter contracts through its current fleet of 29 LNG carriers (including two newbuildings under construction), 24 LPG carriers (including eight newbuildings under construction) and 11 conventional tankers. Teekay LNG’s interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG, through its 50 percent owned LPG joint venture with Exmar NV, charters-in five LPG carriers. Teekay Parent currently owns a 37.5 percent interest in Teekay LNG (including the 2 percent sole general partner interest).

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For the first quarter of 2013, Teekay LNG’s quarterly distribution was $0.675 per common unit. The cash distribution to be received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $23.0 million for the first quarter of 2013, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $107.6 million in the first quarter of 2013, from $98.9 million in the same period of the prior year. This increase was primarily due to the February 2012 acquisition of a 52 percent interest in six LNG carriers from A.P. Moller-Maersk (the MALT LNG Carriers) and the February 2013 acquisition of a 50 percent interest in the Exmar LPG BVBA joint venture, which owns and charters-in 25 LPG carriers, including eight newbuildings on order. This increase was partially offset by the scheduled drydocking of the Arctic Spirit LNG carrier in the first quarter of 2013, amendments to two of Teekay LNG’s Suezmax tanker charter contracts, which temporarily reduces daily hire rate for each vessel from October 2012 until September 2014, and higher vessel operating expenditures due to preparations for the scheduled drydocking of the two Tangguh project LNG carriers during the second and fourth quarters in 2013.

In mid-February 2013, Teekay LNG entered into a joint venture with Belgium-based Exmar NV to own and charter-in LPG carriers with a primary focus on the mid-size gas carrier segment. The joint venture entity, called Exmar LPG BVBA includes 20 owned LPG carriers (including eight newbuildings scheduled for delivery between 2014 and 2016) and five chartered-in LPG carriers. In exchange for its 50 percent ownership in Exmar LPG BVBA, including newbuilding payments made prior to the establishment of the joint venture, Teekay LNG invested approximately $134 million of equity and assumed approximately $108 million of pro rata debt and lease obligations secured by certain vessels in the Exmar LPG BVBA fleet.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 32 vessels, including 11 Aframax tankers, 10 Suezmax tankers, seven Long Range 2 (LR2) product tankers (including four newbuildings currently under construction), three MR product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC) newbuilding which is scheduled to deliver in the second quarter of 2013. In addition, Teekay Tankers currently time-charters in two Aframax tankers and has invested $115 million in first-priority mortgage loans secured by two 2010-built VLCCs. Of the 28 vessels currently in operation, 14 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on its current ownership of Class A common stock and its ownership of 100 percent of the outstanding Teekay Tankers Class B stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

On May 8, 2013, Teekay Tankers declared under its new fixed dividend policy a first quarter 2013 dividend of $0.03 per share, which will be paid May 28, 2013 to all shareholders of record on May 20, 2013. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $0.6 million for the first quarter of 2013.

In the first quarter of 2013, Teekay Tankers generated cash flow from vessel operations of $13.2 million, a decrease from $16.8 million in the same period of the prior year primarily due to lower time-charter equivalent rates earned by its spot fleet and the expiration of certain time-charter contracts, and the subsequent redeployment of certain vessels on time-charter contracts at lower rates, throughout the course of 2012 and early 2013, partially offset by the contribution from 13 vessels acquired from Teekay Corporation in June 2012.

In early April 2013, Teekay Tankers placed an order with STX Offshore & Shipbuilding Co., Ltd., (STX) of South Korea for four, fuel-efficient 113,000 dead-weight tonne (dwt) LR2 product tanker newbuildings for a fully-built-up cost of approximately $47 million each. The agreement with STX also includes non-contingent, fixed-price options to order up to 12 additional LR2 newbuildings during the subsequent 18 months. The initial four firm newbuilding orders are scheduled to deliver in late-2015 and early-2016.

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Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns several vessels, including four conventional Suezmax tankers and five FPSO units (including a 50 percent interest in the Itajai FPSO unit). In addition, Teekay Parent currently owns one newbuilding FPSO unit under construction. As at May 2, 2013, Teekay Parent also had nine chartered-in conventional tankers (including three Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG, and two chartered-in shuttle tankers and two chartered-in FSOs owned by Teekay Offshore.

For the first quarter of 2013, Teekay Parent generated negative cash flow from vessel operations of $19.1 million, compared to negative cash flow from vessel operations of $7.2 million in the same period of the prior year. The decrease in cash flow is due to the sale of the 13 conventional tankers to Teekay Tankers in June 2012, a $6.8 million termination fee paid for the early termination of the Poul Spirit time-charter contract with Teekay Offshore in March 2013 and restructuring charges during the quarter. This was partially offset by lower time-charter hire expense as a result of the redelivery of time-chartered in vessels over the course of the past year.

In February 2013, the Itajai FPSO unit, which is 50 percent owned by Teekay Parent, achieved first oil on the Baúna and Piracaba (previously named Tiro and Sidon) fields in the Santos Basin offshore Brazil and commenced operations under its nine-year time-charter contract (plus extension options) with Petroleo Brasileiro SA (Petrobras). The remaining 50 percent interest in the Itajai FPSO unit is owned by Brazil-based Odebrecht Oil & Gas S.A (a member of the Odebrecht group). In April 2013, Teekay Parent offered to sell its 50 percent interest in the Itajai FPSO unit to Teekay Offshore for its fully built-up cost.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 170 vessels as at May 2, 2013, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	5	—	5
Suezmax Tankers	4	—	—	4
MR Product Tanker	—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	8	6	1	15

Teekay Offshore Fleet	43	4	5	52
Teekay LNG Fleet	54	5	10	69
Teekay Tankers Fleet	27	2	5	34

Total Teekay Consolidated Fleet	132	17	21	170

(1)	Ownership interests in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSOs chartered-in from Teekay Offshore.
(4)	Excludes three Aframax tankers chartered-in from Teekay Offshore.

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Liquidity and Capital Expenditures

As at March 31, 2013, the Company had consolidated liquidity of $1.3 billion (consisting of $479.6 million cash and cash equivalents and $857.4 million of undrawn revolving credit facilities), of which $368.8 million of liquidity (consisting of $188.8 million cash and cash equivalents and $180.0 million of undrawn revolving credit facilities) is attributable to Teekay Parent. Giving effect for the $60 million of proceeds from Teekay Offshore’s common unit private placement and the $150 million of proceeds from Teekay Offshore’s preferred unit offering completed in April 2013, Teekay had total consolidated liquidity of approximately $1.5 billion as at March 31, 2013. Giving effect for the sale of the Voyageur Spirit FPSO unit to Teekay Offshore in May 2013 (net of Teekay Offshore’s $150 million prepayment to Teekay Parent in February 2013), Teekay Parent had total liquidity of approximately $488 million as at March 31, 2013.

The following table provides the Company’s remaining capital commitments relating to its portion of acquisitions and newbuildings and related total financing completed as at March 31, 2013:

(in millions)	2013	2014	2015	2016	Total	Amount Financed to Date
Teekay Offshore (1)	$312	—	—	—	$312	$170

Teekay LNG(2)	$12	$106	$93	$305	$516	$70

Teekay Tankers (3)	$34	$9	$85	$60	$188	$15

Teekay Parent (4)	$50	$343	—	—	$393	$119	(5)

Total Teekay Corporation Consolidated	$408	$458	$178	$365	$1,409	$374	(5)

(1)	Includes capital expenditures related to four newbuilding shuttle tankers.
(2)	Includes capital expenditures related to two newbuilding LNG carriers and Teekay LNG’s 50 percent interest in the eight newbuilding LPG carriers being constructed for the Exmar LPG BVBA joint venture.
(3)	Includes remaining capital expenditures related to four newbuilding LR2 product tankers and Teekay Tankers’ 50 percent interest in a newbuilding VLCC through a joint venture with Wah Kwong Maritime Transport Holdings Limited.
(4)	Includes remaining capital expenditures related to the Petrojarl Knarr FPSO newbuilding and the upgrade and acquisition by Teekay Parent from Sevan Marine ASA of the Voyageur Spirit FPSO unit (net of the then existing $230 million debt facility which Teekay Parent subsequently assumed as part of the Voyageur Spirit FPSO unit acquisition on May 2, 2013 and is accounted for on Teekay Parent’s Balance Sheet as at March 31, 2013 as a variable interest entity).
(5)	Includes $100 million increase to the Voyageur Spirit FPSO debt facility, which completed on May 2, 2013.

As indicated above, the Company had total capital expenditure commitments pertaining to its portion of acquisitions and newbuildings of approximately $1.4 billion as at March 31, 2013. The Company’s pre-arranged financing as of March 31, 2013 of approximately $374 million primarily relates to its 2013 capital expenditure commitments. The Company is in the process of obtaining additional debt financing to fund its remaining capital expenditure commitments relating to: the last two shuttle tanker newbuildings, which are scheduled to deliver in the second half of 2013; the Petrojarl Knarr FPSO newbuilding, which is scheduled to deliver in the first half of 2014; the two LNG carrier newbuildings, which are scheduled to deliver in the first half of 2016; four of the eight LPG carrier newbuildings being constructed by the Exmar LPG BVBA joint venture, which are scheduled to deliver in 2015 and 2016; and four LR2 product tanker newbuildings, which are scheduled to deliver in early-2015 and late-2016.

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Availability of 2012 Annual Report

Teekay Corporation filed its 2012 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 29, 2013. Copies of this report are available on the Teekay Corporation website, under “SEC Filings”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Corporation’s Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 9, 2013 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2013. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 7213677.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, May 16, 2013. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7213677.

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11 billion, comprised of approximately 170 liquefied gas, offshore, and conventional tanker assets. With offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012
	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)(2)	451,037	523,242	501,106

OPERATING EXPENSES
Voyage expenses (2)	26,315	30,796	38,637
Vessel operating expenses (1)(2)(3)	187,464	230,135	187,754
Time-charter hire expense	27,452	27,883	43,979
Depreciation and amortization	102,494	113,460	114,614
General and administrative (2)(3)	39,271	35,052	38,362
Loss on sale of vessels and equipment / asset impairments	3,197	428,792	(197)
Restructuring charges	2,054	2,121	—

	388,247	868,239	423,149

Income (loss) from vessel operations	62,790	(344,997)	77,957

OTHER ITEMS
Interest expense (2)	(42,510)	(40,956)	(42,300)
Interest income (2)	1,018	1,794	2,046
Realized and unrealized (loss) gain on derivative instruments (2)	(13,789)	44,580	4,815
Equity income (4)	27,315	26,097	17,644
Income tax (expense) recovery	(2,500)	13,028	3,568
Foreign exchange gain (loss)	2,191	(6,405)	(15,824)
Other income (loss) – net	5,240	(1,690)	2,343

Net income (loss)	39,755	(308,549)	50,249
Less: Net (income) loss attributable to non-controlling interests	(45,891)	214,838	(49,183)

Net (loss) income attributable to stockholders of Teekay Corporation	(6,136)	(93,711)	1,066

(Loss) income per common share of Teekay
— Basic	($0.09)	($1.35)	$0.02
— Diluted	($0.09)	($1.35)	$0.02

Weighted-average number of common shares outstanding
— Basic	69,888,279	69,589,200	68,855,860
— Diluted	69,888,279	69,589,200	70,146,586

(1)	The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing, are substantially reimbursable from customers upon completion. As a result, $2.8 million of revenues and $2.6 million of costs were recognized in the first quarter of 2013 upon completion of one North Sea FPSO study. In the fourth quarter of 2012, $26.3 million of revenues and $28.1 million of costs were recognized upon completion of one North Sea FPSO study and two North Sea FSO studies.
(2)	Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of loss. The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012
Realized (losses) gains relating to:
Interest rate swaps	(30,352)	(33,164)	(30,416)
Foreign currency forward contracts	421	646	1,237
Bunkers, freight forward agreements (FFAs) and other	—	—	11,452

	(29,931)	(32,518)	(17,727)

Unrealized gains (losses) relating to:
Interest rate swaps	19,204	76,095	17,135
Foreign currency forward contracts	(3,062)	1,003	8,792
Bunkers, FFAs and other	—	—	(3,385)

	16,142	77,098	22,542

Total realized and unrealized (losses) gains on non-designated derivative instruments	(13,789)	44,580	4,815

(3)	To more closely align the Company’s presentation to many of its peers, the cost of ship management activities of $19.6 million related to the Company’s fleet and to services provided to third parties for the three months ended March 31, 2013 have been presented in vessel operating expenses. Revenues of $6.5 million from ship management activities provided to third parties have been presented in revenues. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses and revenues to conform to the presentation adopted in the current period. The amounts reclassified from general and administrative expenses to vessel operating expenses were $22.2 million and $20.6 million for the three months ended December 31, 2012 and March 31, 2012, respectively. The amounts reclassified from general and administrative expenses to revenues were $8.0 million and $5.5 million for the three months ended December 31, 2012 and March 31, 2012, respectively.
(4)	The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

	Three Months Ended
	March 31,	December 31,	March 31,
	2013	2012	2012
Equity income	27,315	26,097	17,644
Proportionate share of unrealized gains on derivative instruments	(5,373)	(10,676)	(6,920)
Impairments of equity investments	—	1,767	—
Other	—	750	—

Equity income adjusted for items in Appendix A	21,942	17,938	10,724

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2013	2012
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	479,647	639,491
Other current assets	753,411	692,389
Restricted cash – current	39,709	39,390
Restricted cash – long-term	494,979	494,429
Vessels held for sale	—	22,364
Vessels and equipment	6,572,749	6,628,383
Advances on newbuilding contracts/conversions	741,637	692,675
Derivative assets	144,665	180,250
Investment in equity accounted investees	642,598	480,043
Investment in direct financing leases	433,315	436,601
Investment in term loans	183,018	185,934
Other assets	258,959	217,401
Intangible assets	121,376	126,136
Goodwill	166,539	166,539

Total Assets	11,032,602	11,002,025

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	438,320	478,756
Current portion of long-term debt	837,323	867,683
Long-term debt	5,267,800	5,099,246
Long-term debt—variable interest entity(1)	230,324	230,359
Derivative liabilities	630,859	644,021
In process revenue contracts	222,871	241,591
Other long-term liabilities	224,076	220,080
Redeemable non-controlling interest	28,383	28,815
Equity:
Non-controlling interests	1,861,882	1,876,085
Stockholders of Teekay	1,290,764	1,315,389

Total Liabilities and Equity	11,032,602	11,002,025

(1)	For accounting purposes, the Voyageur Spirit FPSO unit is a variable interest entity (VIE), whereby Teekay is the primary beneficiary. As a result, the Company has consolidated the VIE as of December 1, 2011, even though the Company did not acquire the Voyageur Spirit FPSO unit until May 2, 2013, on which date the Company sold the Voyageur Spirit FPSO unit to Teekay Offshore.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31
	2013	2012
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	(33,707)	56,837

FINANCING ACTIVITIES
Net proceeds from long-term debt	544,970	535,476
Scheduled repayments of long-term debt	(122,736)	(50,069)
Prepayments of long-term debt	(250,000)	(353,086)
Increase in restricted cash	(1,370)	(130,872)
Net proceeds from public offerings of Teekay Tankers	—	65,868
Cash dividends paid	(22,971)	(21,440)
Distribution from subsidiaries to non-controlling interests	(61,491)	(57,420)
Other	4,312	3,772

Net financing cash flow	90,714	(7,771)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(72,196)	(46,711)
Proceeds from sale of vessels and equipment	22,364	195,342
Proceeds from sale of marketable securities	—	1,063
Advances to joint ventures and joint venture partners	(36,195)	(29,820)
Investment in joint ventures	(134,109)	(155,228)
Direct financing lease payments received and other	3,285	6,449

Net investing cash flow	(216,851)	(28,905)

(Decrease) increase in cash and cash equivalents	(159,844)	20,161
Cash and cash equivalents, beginning of the period	639,491	692,127

Cash and cash equivalents, end of the period	479,647	712,288

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net loss attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Three Months Ended
	March 31, 2013		March 31, 2012
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income – GAAP basis	39,755		50,249
Adjust for: Net income attributable to non-controlling interests	(45,891)		(49,183)

Net (loss) income attributable to stockholders of Teekay	(6,136)	(0.09)	1,066	0.02
Add (subtract) specific items affecting net loss:
Unrealized gains from derivative instruments(2)	(20,821)	(0.30)	(29,444)	(0.42)
Foreign exchange loss(3)	333	—	14,831	0.21
Loss (gain) on sale of assets/asset impairments(4)	3,197	0.05	(1,995)	(0.03)
Restructuring charges(5)	2,054	0.03	—	—
Realized gain upon settlement of embedded derivative	—	—	(11,452)	(0.16)
Non-recurring adjustments to tax accruals	—	—	(5,306)	(0.08)
Other(6)	2,403	0.04	—	—
Non-controlling interests’ share of items above(7)	7,287	0.10	11,498	0.16

Total adjustments	(5,547)	(0.08)	(21,868)	(0.32)

Adjusted net loss attributable to stockholders of Teekay	(11,683)	(0.17)	(20,802)	(0.30)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Relates to impairment of an investment in a term loan during the three months ended March 31, 2013, and gain on sale of equipment during the three months ended March 31, 2012.
(5)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations.
(6)	Other includes loss on bond repurchase and costs related to early termination of a debt facility.
(7)	Items affecting net income (loss) include items from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income (loss) are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT MARCH 31, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	172,801	90,982	27,046	188,818	—	479,647
Other current assets	132,577	21,469	30,620	568,745	—	753,411
Restricted cash (current & non-current)	—	528,519	—	6,169	—	534,688
Vessels and equipment	2,287,334	1,901,373	876,762	1,507,280	—	6,572,749
Advances on newbuilding contracts	139,628	38,829	—	563,180	—	741,637
Derivative assets	3,153	144,252	—	(2,740)	—	144,665
Investment in equity accounted investees	2	572,722	3,701	75,873	(9,700)	642,598
Investment in direct financing leases	31,520	401,795	—	—	—	433,315
Investment in term loans	—	—	118,060	64,958	—	183,018
Other assets	40,088	56,629	13,012	149,230	—	258,959
Advances to affiliates	163,202	3,273	27,248	(193,723)	—	—
Equity investment in subsidiaries	—	—	—	488,870	(488,870)	—
Intangibles and goodwill	141,343	142,155	—	4,417	—	287,915

TOTAL ASSETS	3,111,648	3,901,998	1,096,449	3,421,077	(498,570)	11,032,602

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	85,865	51,692	22,507	278,256	—	438,320
Advances from affiliates	41,852	16,551	7,273	(65,676)	—	—
Current portion of long-term debt	250,414	249,357	25,246	312,306	—	837,323
Long-term debt	1,623,410	1,933,467	706,454	1,004,469	—	5,267,800
Long-term debt—variable interest entity	—	—	—	230,324	—	230,324
Derivative liabilities	261,631	282,938	32,000	54,290	—	630,859
In-process revenue contracts	110,895	5,607	—	106,369	—	222,871
Other long-term liabilities	25,643	105,664	5,158	87,611	—	224,076
Redeemable non-controlling interest	28,383	—	—	—	—	28,383
Equity:
Non-controlling interests (1)	46,344	41,736	—	122,363	1,651,439	1,861,882
Equity attributable to stockholders/unitholders of publicly-listed entities	637,211	1,214,986	297,811	1,290,765	(2,150,009)	1,290,764

TOTAL LIABILITIES AND EQUITY	3,111,648	3,901,998	1,096,449	3,421,077	(498,570)	11,032,602

NET DEBT (2)	1,701,023	1,563,323	704,654	1,352,112	—	5,321,112

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED MARCH 31, 2013

(in thousands of U.S. dollars)

(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
Revenues	224,422	97,107	44,953	123,960	(39,405)	451,037

Voyage expenses	23,226	391	2,913	1,742	(1,957)	26,315
Vessel operating expenses	79,115	25,316	23,054	59,979	—	187,464
Time-charter hire expense	14,777	—	1,986	48,443	(37,754)	27,452
Depreciation and amortization	45,349	24,143	11,864	21,138	—	102,494
General and administrative	10,665	5,469	3,561	16,570	3,006	39,271
Loss on sale of vessels and equipment/asset impairments (1)	11,247	—	71	(8,121)	—	3,197
Restructuring charges	659	—	—	1,395	—	2,054

Total operating expenses	185,038	55,319	43,449	141,146	(36,705)	388,247

Income (loss) from vessel operations	39,384	41,788	1,504	(17,186)	(2,700)	62,790

Interest income	(11,680)	(13,248)	(2,511)	(15,071)	—	(42,510)
Interest expense	195	515	4	304	—	1,018
Realized and unrealized loss on derivative instruments	(1,077)	(8,285)	(766)	(3,661)	—	(13,789)
Income tax recovery (expense)	234	(843)	(401)	(1,490)	—	(2,500)
Equity income	—	26,424	—	891	—	27,315
Equity in earnings of subsidiaries (2)	—	—	—	30,872	(30,872)	—
Foreign exchange (loss) gain	(3,640)	8,211	235	(2,615)	—	2,191
Other – net	(1,446)	469	(18)	6,235	—	5,240

Net income (loss)	21,970	55,031	(1,953)	(1,721)	(33,572)	39,755
Less: Net (income) loss attributable to non-controlling interests (3)	(1,777)	(586)	—	(4,415)	(39,113)	(45,891)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	20,193	54,445	(1,953)	(6,136)	(72,685)	(6,136)

CFVO—Consolidated (4)(5)	94,053	65,570	13,199	(19,386)	(2,700)	150,736
CFVO—Equity Investments(6)	—	41,999	—	254	—	42,253
CFVO—Total	94,053	107,569	13,199	(19,132)	(2,700)	192,989

(1)	Teekay Offshore recognized an impairment charge of $11.2 million relating to one conventional tanker during the three months ended March 31, 2013. The Company had already recognized the impairment charge during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation. This is partially offset by impairment on an investment in a term loan.
(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(4)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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(5)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $38.9 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	Cash flow from vessel operations (CFVO) – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2013

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	4,158	19,434	83,244	17,124	123,960
Voyage expenses	195	1,543	—	4	1,742
Vessel operating expenses	3,316	4,979	47,829	3,855	59,979
Time-charter hire expense(2)	—	31,660	8,331	8,452	48,443
Depreciation and amortization	2,582	(233)	19,335	(546)	21,138
General and administrative	612	1,260	6,303	8,395	16,570
Asset impairments/net loss on vessel sales(3)	—	(11,247)	—	3,126	(8,121)
Restructuring charges	—	—	—	1,395	1,395

Total operating expenses	6,705	27,962	81,798	24,681	141,146

(Loss) income from vessel operations	(2,547)	(8,528)	1,446	(7,557)	(17,186)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(2,547)	(8,528)	1,446	(7,557)	(17,186)
Depreciation and amortization	2,582	(233)	19,335	(546)	21,138
Asset impairments/net loss on vessel sales	—	(11,247)	—	3,126	(8,121)
Amortization of in process revenue contracts and other	—	—	(15,300)	—	(15,300)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	15	—	—	—	15
Realized losses from the settlements of non-designated foreign exchange forward contracts	49	—	19	—	68

CFVO—Consolidated(4)(5)	99	(20,008)	5,500	(4,977)	(19,386)
CFVO—Equity(6)	1,573	—	(1,319)	—	254
CFVO—Total	1,672	(20,008)	4,181	(4,977)	(19,132)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore and impairment on an investment in a term loan.
(2)	Includes charter termination fee of $6.8 million paid to Teekay Offshore.
(3)	Teekay Offshore recognized an impairment charge of $11.2 million relating to one conventional tanker during the three months ended March 31, 2013. The Company had already recognized the impairment charge during the three months ended December 31, 2012 and therefore reversed the impairment charge on consolidation.
(4)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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(5)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2013, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $38.9 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(6)	Cash flow from vessel operations (CFVO) – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended March 31, 2013 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012, please see Appendix E to this release. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2013	2012	2012	2012	2012
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	99	(563)	381	13,339	15,347
In-Chartered Conventional Tankers (2)	(20,008)	(11,601)	(11,813)	(28,138)	(17,734)
FPSOs	5,500	16,705	(8,780)	(3,205)	(4,313)
Other	(4,977)	(4,657)	(8,958)	(6,441)	136

Total	(19,386)	(116)	(29,170)	(24,445)	(6,564)
Daughter company distributions to Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,016	17,016	17,016	17,016	17,016
Teekay Offshore Partners	11,747	11,461	11,461	11,461	11,461
Teekay Tankers Ltd. (5)	629	629	420	2,307	2,578

Total	29,392	29,106	28,897	30,784	31,055
General partner interest
Teekay LNG Partners	5,935	5,935	5,935	5,524	5,524
Teekay Offshore Partners	3,603	3,155	3,155	2,849	2,782

Total	9,538	9,090	9,090	8,373	8,306
Total Teekay Parent cash flow before interest and dry dock expenditures	19,544	38,080	8,817	14,712	32,797
Less:
Net interest expense (6)	(18,574)	(18,075)	(16,284)	(19,269)	(19,504)
Dry dock expenditures	—	—	—	(129)	(124)

TOTAL TEEKAY PARENT FREE CASH FLOW	970	20,005	(7,467)	(4,686)	13,169

(1)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the quarter ended March 31, 2013, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the quarters ended December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012, please refer to Appendix E to this release.
(2)	Includes charter termination fees of $6.8 million and $14.7 million paid to Teekay Offshore during the three months ended March 31, 2013 and June 30, 2012, respectively.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.

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(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2013	2012	2012	2012	2012
Teekay LNG Partners
Distribution per common unit	$0.675	$0.675	$0.675	$0.675	$0.675
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,015,585	$17,015,585	$17,015,585	$17,015,585	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5253	$0.5125	$0.5125	$0.5125	$0.5125
Common units owned by Teekay Parent	22,362,814	22,362,814	22,362,814	22,362,814	22,362,814

Total distribution	$11,747,186	$11,460,942	$11,460,942	$11,460,942	$11,460,942
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.02	$0.11	$0.16
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	20,976,530	16,112,244

Total dividend	$629,296	$629,296	$419,531	$2,307,418	$2,577,959

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS—CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated cash flow from vessel operations for the three months ended March 31, 2013, and March 31, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2013
	(unaudited)
	Teekay					Teekay
	Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation
	Partners LP	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated
Income (loss) from vessel operations	39,384	41,788	1,504	(17,186)	(2,700)	62,790
Depreciation and amortization	45,349	24,143	11,864	21,138	—	102,494
Amortization of in process revenue contracts and other	(3,123)	(1,945)	(240)	(15,300)	—	(20,608)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	59	—	—	15	—	74
Realized gains from the settlements of non designated foreign exchange forward contracts	353	—	—	68	—	421
Asset impairments / net loss on vessel sales	11,247	—	71	(8,121)	—	3,197
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	784	1,584	—	—	—	2,368

Cash flow from vessel operations – Consolidated	94,053	65,570	13,199	(19,386)	(2,700)	150,736

	Three Months Ended March 31, 2012
	(unaudited)
	Teekay					Teekay
	Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated
Income (loss) from vessel operations	53,746	46,593	6,042	(21,424)	(7,000)	77,957
Depreciation and amortization	49,611	24,633	10,738	29,632	—	114,614
Amortization of in process revenue contracts and other	(3,093)	—	—	(14,684)	—	(17,777)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	(20)	—	—	38	—	18
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	1,198	(32)	—	71	—	1,237
Asset impairments / net gain on vessel sales	—	—	—	(197)	—	(197)
Cash flow from time-charter contracts,net of revenue accounted for as accounted for as direct finance leases	641	1,473	—	—	—	2,114

Cash flow from vessel operations—Consolidated(2)	102,083	72,667	16,780	(6,564)	(7,000)	177,966

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity accounted vessels for the three months ended March 31, 2013, and March 31, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
	(unaudited)		(unaudited)
	At	Company’s	At	Company’s
	100%	Portion(1)	100%	Portion(1)
Revenues	197,448	89,873	128,459	55,375
Depreciation and amortization	19,920	10,133	18,900	8,436
Vessel and other operating expenses	101,527	46,894	58,114	26,486

Income from vessel operations of equity accounted vessels	76,002	32,846	51,445	20,452

Interest expense	(13,060)	(5,825)	(21,616)	(8,305)
Foreign exchange loss	649	267	(513)	(197)
Realized and unrealized loss on derivative instruments	(5,176)	(2,401)	13,710	5,122
Other income—net	5,696	2,428	659	571

Other items	(11,892)	(5,532)	(7,760)	(2,808)

Net income / equity income of equity accounted vessels	64,110	27,315	43,685	17,644

Income from vessel operations of equity accounted vessels	76,002	32,846	51,445	20,452
Depreciation and amortization	19,920	10,133	18,900	8,436
Revenue accounted for as direct financing lease	(49,050)	(17,946)	(50,240)	(18,363)
Cash flow from time-charter contracts	55,926	20,441	56,938	20,810
Amortization of in-process revenue contracts and other	(6,200)	(3,221)	(13,645)	(5,774)

Cash flow from vessel operations of equity accounted vessels(2)	96,598	42,253	63,398	25,561

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranging from 33 percent to 50 percent.
(2)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012. Cash flow from vessel operations (CFVO), a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(2,723)	(11,601)	13,024	(31,640)	(32,941)
Depreciation and amortization	2,598	—	19,375	(142)	21,831
Asset impairments/net loss on vessel sales	—	—	—	27,125	27,125
Amortization of in process revenue contracts and other	—	—	(15,696)	—	(15,696)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	23	—	—	—	23
Realized gains from the settlements of non-designated foreign exchange forward contracts	(461)	—	3	—	(458)

Cash flow from vessel operations— Teekay Parent	(563)	(11,601)	16,705	(4,657)	(116)

	Three Months Ended September 30, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent (loss) income from vessel operations	(1,120)	(11,813)	(13,775)	(9,778)	(36,486)
Depreciation and amortization	2,570	—	19,132	820	22,522
Amortization of in process revenue contracts and other	—	—	(14,208)	—	(14,208)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	26	—	82	—	108
Realized gains from the settlements of non-designated foreign exchange forward contracts	(1,095)	—	(11)	—	(1,106)

Cash flow from vessel operations— Teekay Parent	381	(11,813)	(8,780)	(8,958)	(29,170)

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	Three Months Ended June 30, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent income (loss) from vessel operations	1,716	(28,138)	(8,976)	(6,441)	(41,839)
Depreciation and amortization	2,566	—	19,779	—	22,345
Amortization of in process revenue contracts and other	(69)	—	(14,167)	—	(14,236)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	(51)	—	103	—	52
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(340)	—	56	—	(284)
Dropdown predecessor cash flow	9,517	—	—	—	9,517

Cash flow from vessel operations— Teekay Parent	13,339	(28,138)	(3,205)	(6,441)	(24,445)

	Three Months Ended March 31, 2012
	(unaudited)
	Owned	In-chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other	Total
Teekay Parent income (loss) from vessel operations	4,926	(17,734)	(8,752)	136	(21,424)
Depreciation and amortization	10,757	—	18,875	—	29,632
Net gain on vessel sales	(197)	—	—	—	(197)
Amortization of in process revenue contracts and other	(69)	—	(14,615)	—	(14,684)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	(36)	—	74	—	38
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(34)	—	105	—	71

Cash flow from vessel operations— Teekay Parent	15,347	(17,734)	(4,313)	136	(6,564)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three months ended March 31, 2013, December 31, 2012 and March 31, 2012. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2013
						Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation
	Partners LP	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated
Revenues	224,422	97,107	44,953	123,960	(39,405)	451,037
Voyage expense	(23,226)	(391)	(2,913)	(1,742)	1,957	(26,315)

Net revenues	201,196	96,716	42,040	122,218	(37,448)	424,722

	Three Months Ended December 31, 2012
						Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated
Revenues	240,489	97,958	45,493	171,550	(32,248)	523,242
Voyage expense	(28,178)	(327)	(1,017)	(1,624)	350	(30,796)

Net revenues	212,311	97,631	44,476	169,926	(31,898)	492,446

	Three Months Ended March 31, 2012
						Teekay
	Teekay Offshore	Teekay LNG	Teekay	Teekay	Consolidation	Corporation
	Partners LP (1)	Partners LP	Tankers Ltd.	Parent	Adjustments	Consolidated
Revenues	244,598	99,216	31,876	162,898	(37,482)	501,106
Voyage expense	(36,481)	(343)	(779)	(1,034)	—	(38,637)

Net revenues	208,117	98,873	31,097	161,864	(37,482)	462,469

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012, and March 31, 2012. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2013	2012	2012	2012	2012
Interest expense	(42,510)	(40,956)	(41,652)	(42,707)	(42,300)
Interest income	1,018	1,794	674	1,645	2,046

Net interest expense—consolidated	(41,492)	(39,162)	(40,978)	(41,062)	(40,254)
Less:
Non-Teekay Parent net interest expense	(26,725)	(25,802)	(28,392)	(26,244)	(25,661)

Interest expense net of interest income—Teekay Parent	(14,767)	(13,360)	(12,586)	(14,818)	(14,593)
Add:
Teekay Parent realized losses on interest rate swaps	(3,807)	(4,715)	(3,698)	(4,451)	(4,911)

Net interest expense—Teekay Parent	(18,574)	(18,075)	(16,284)	(19,269)	(19,504)

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the estimated cost and timing of delivery of FPSO, shuttle tanker, FSO, LNG, LPG and LR2 product tanker newbuildings/conversions and the commencement of associated time-charter contracts and the effect on the Company’s future operating results; the timing and certainty of securing long-term employment for the two LNG carrier newbuildings; the certainty of the four fuel-efficient LR2 product tanker newbuildings delivering into an improving product and crude oil shipping market; the timing, certainty and effect on Teekay Parent’s balance sheet and liquidity from distribution growth from daughter subsidiaries and proceeds from sale of warehoused assets; the timing, amount and certainty of future increases of the daughter entities’ cash distributions, including Teekay Offshore’s expectation of a further increase in its cash distribution a by a minimum 2.5 percent before the end of 2013; the timing and certainty of Teekay Offshore’s acquisition of a 50 percent interest in the Cidade de Itajai FPSO unit from Teekay Parent; the timing and certainty of the FEED studies for new FPSO newbuilding and FSO conversion projects and the impact on Teekay Offshore’s future growth; and the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; the inability to negotiate new contracts on the two LNG carrier newbuildings; changes affecting the offshore tanker market; shipyard production or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public-traded subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2012. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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